June 19, 2014

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             ServiceMaster Global Holdings, Inc.
                                                Amendment No. 2 to Registration Statement on Form S-1
                                                Filed June 6, 2014
                                                File No. 333-194772

Dear Mr. Kluck:

This letter sets forth the responses of ServiceMaster Global Holdings, Inc. (the “Registrant”) to the comments discussed telephonically with Folake Ayoola and Jessica Barberich on June 11, 2014 and June 13, 2014, relating to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-194772, filed by the Registrant on June 6, 2014 (the “Registration Statement”) and certain pages of the Registration Statement submitted supplementally to the staff of the U.S. Securities and Exchange Commission (the “Staff”) on June 9, 2014 and June 12, 2014.  The comments of the Staff are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

On June 16, 2014, the Registrant submitted, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) and delivered four copies of a blacklined version of Amendment No. 3, marked to show changes from the Registration Statement filed on June 6, 2014.  Page references in the responses below are to Amendment No. 3.

Comments Discussed Telephonically on June 11, 2014

Summary, page 3

1.                                      We note your response to comment 1 of our letter dated June 2, 2014 as to whether or not the study by Decision Analyst, Inc. was commissioned by you for use in connection with the registration statement.  We further note your additional disclosure in Amendment No. 2 to the Registration Statement stating that the study by Decision Analyst, Inc. was commissioned by you.  Please further revise your disclosure to reflect that the study by Decision Analyst was commissioned by the Registrant periodically as part of its ongoing marketing efforts.

The Registrant advises the Staff that the study by Decision Analyst, Inc. is periodically commissioned by the Registrant as part of its ongoing marketing efforts.  In response to the Staff’s comment, the Registrant provided additional disclosure on pages 3 and 101 of Amendment No. 3.

Summary, page 8

2.                                      We note the disclosure on page 8 and continue to question the use of the non-GAAP financial measure Pre-Tax Unlevered Free Cash Flow Conversion and how the presentation of Pre-Tax Unlevered Free Cash Flow Conversion complies with Item 10(e) of Regulation S-K.  Please explain how such disclosure is appropriate under Item 10(e) of Regulation S-K or revise the disclosure accordingly.

In response to the Staff’s comment, the Registrant revised the disclosure on pages 8 and 100 of Amendment No. 3 to delete the measure Pre-Tax Unlevered Free Cash Flow Conversion and replace it with balanced disclosure of cash provided from operating activities from continuing operations, property additions and Pre-Tax Unlevered Free Cash Flow for each of 2013, 2012 and 2011.

Use of Proceeds

3.                                      We note from your supplemental submission of June 9, 2014 that the Registrant is planning to undertake a concurrent refinancing of its existing credit facilities.  Please revise the disclosure in “Use of Proceeds” to disclose how the net proceeds of the offering will be used regardless of the concurrent refinancing and include separate disclosure about the concurrent refinancing.

In response to the Staff’s comment, the Registrant revised the disclosure on page 41 of Amendment No. 3 to disclose how the net proceeds of the offering will be used, including to repay a portion of outstanding borrowings under the existing credit facilities, and to include a separate section discussing the concurrent refinancing.

Comments Discussed Telephonically on June 13, 2014

Use of Proceeds

4.                                      We note the Registrant’s disclosure on page 41 of the pages submitted on June 12, 2014 stating that the remaining net proceeds from the offering would be used to repay other outstanding indebtedness.  We refer you to Regulation S-K 504.  Please revise your disclosure accordingly to specifically address each use to which the net proceeds will be applied.

In response to the Staff’s comment, the Registrant revised its disclosure on page 41 of Amendment No. 3.

Concurrent Refinancing

5.                                      We note that the Registrant is planning to undertake a concurrent refinancing of its existing credit facilities.  Please revise the disclosure with respect to the concurrent refinancing to disclose what will happen if the concurrent refinancing successfully closes and if it does not.

In response to the Staff’s comment, the Registrant enhanced the disclosure on page 41 of Amendment No. 3 in the section entitled “Concurrent Refinancing.”

Capitalization

6.                                      In reviewing the materials supplementally submitted to us on June 12, 2014, we note that the Registrant intends to add a third column in the capitalization table to reflect as adjusted amounts for both the offering and the concurrent refinancing.  In light of the uncertainty of the completion of the concurrent refinancing, please explain why you believe that the inclusion of such a third column is appropriate or revise the disclosure accordingly.

In response to the Staff’s comment, the Registrant deleted the third column in the capitalization table on page 43 of Amendment No. 3.

Selected Historical Financial Data

7.                                      We note your continued disclosure of the non-GAAP financial measure Pre-Tax Unlevered Free Cash Flow Conversion.  We continue to question the prominence and usefulness of Pre-Tax Unlevered Free Cash Flow Conversion.  Please explain how such disclosure is appropriate under Regulation S-K 10(e) or revise the disclosure accordingly.

In response to the Staff’s comment, the Registrant deleted the discussion of Pre-Tax Unlevered Free Cash Flow Conversion from the Selected Historical Financial Data table and the related footnote disclosure.

Note 3. Business Segment Reporting, page F-14

8.                                      We note your response to comment 5 of our letter dated June 2, 2014. We further note your disclosure of your three reportable segments and your disclosure that the “Other Operations and Headquarters” category is not a reportable segment. As such, please revise Note 3 to the Registrant’s Audited Consolidated Financial Statements and Note 14 to the Unaudited Condensed Consolidated Financial Statements to show Reportable Segment Adjusted EBITDA for your reportable segments to comply with the requirements of ASC 280.  In addition, please revise Management’s Discussion and Analysis of Financial Condition and Results of Operations to eliminate references to “Other Operations and Headquarters” as a reportable segment.

In response to the Staff’s comment, the Registrant revised Note 3 to the Audited Consolidated Financial Statements and Note 14 to the Unaudited Condensed Consolidated Financial Statements, as well as in the Summary Historical Consolidated Financial and Other Operating Data, Selected Historical Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of Amendment No. 3, in each case to show Reportable Segment Adjusted EBITDA.  In addition, the Registrant revised Management’s Discussion and Analysis of Financial Condition and Results of Operations to eliminate references to “Other Operations and Headquarters” as a reportable segment.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Lee Turnier Barnum at (212) 909-6431.

Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:                                Folake Ayoola
                                                Jessica Barberich
                                                William Demarest
                                                                                                                                                U.S. Securities and Exchange Commission
                                                Robert J. Gillette

James T. Lucke
                                                                                                ServiceMaster Global Holdings, Inc.